EXHIBIT 12.1

MID-AMERICA APARTMENT COMMUNITIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Six Months Ended
	June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations	$38,104	$67,565	$34,819	$28,826	$29,315	$29,061
Equity in loss (income) of unconsolidated entities	(101)	223	593	1,149	816	844

Income from continuing operations before equity in loss (income) of unconsolidated entities	38,003	67,788	35,412	29,975	30,131	29,905
Add:
Fixed charges	33,385	64,621	61,473	57,325	58,038	61,630
Deduct:
Capitalized interest	872	2,318	1,156	66	252	826

Total Earnings (A)	$70,516	$130,091	$95,729	$87,234	$87,917	$90,709

Fixed charges:
Interest expense	$30,906	$58,751	$57,415	$54,632	$55,412	$58,497
Amortization of deferred financing costs	1,607	3,552	2,902	2,627	2,374	2,307
Capitalized interest	872	2,318	1,156	66	252	826

Total Fixed Charges (B)	$33,385	$64,621	$61,473	$57,325	$58,038	$61,630
Preferred dividends, including redemption costs	—	—	—	11,698	12,865	12,865

Total Fixed Charges and Preferred Stock Dividends (C)	$33,385	$64,621	$61,473	$69,023	$70,903	$74,495

Ratio of Earnings to Fixed Charges (A/B)	2.1x	2.0x	1.6x	1.5x	1.5x	1.5x

Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.1x	2.0x	1.6x	1.3x	1.2x	1.2x